

July 18, 2014

Via E-mail
Albert Chao
President and Chief Executive Officer
Westlake Chemical Partners LP
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

     Re: Westlake Chemical Partners LP
             Amendment No. 4 to Registration Statement on Form S-1
             Filed July 15, 2014
             File No. 333-195551

Dear Mr. Chao:

We have reviewed your registration statement and have the following comments.

General

1. Please provide a currently dated consent from your auditors. Refer to Item 601(b)(23) of Regulation S-K.

2. Please note that comments regarding your confidential treatment request will be sent under separate cover and we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Material U.S. Federal Income Tax Consequences, page 158

3. Please delete the language noting that this section summarizes the material federal tax consequences that "may be relevant" to prospective unitholders, as this may suggest that the opinion does not include all material federal tax consequences.

Unaudited Pro Forma Combined Carve-Out Financial Statements, page F-1

4. In regards to pro forma net income per unit, please disclose how you determined that all of the offering units should be included in your computation. In this regard, it appears that not all of the proceeds from the offering will be used to pay the distribution to Westlake. Refer to SAB Topic 1:B.3.

Notes to Combined Carve-Out Financial Statements, page F-43

5. Please disclose why the planned distributions to Westlake for capital expenditures it incurred with respect to certain of the assets contributed to OpCo will not be accounted for as a reduction in the debt payable to Westlake given that disclosures on page F-47 indicate that the capital expenditures incurred by the Parent are embedded in OpCo's debt to the Parent. Please confirm that the assets related to these capital expenditures are reflected on the historical carve-out financial statements and advise whether you recorded a corresponding liability to the Parent company when recording these assets on the historical carve-out financial statements.

Index to Exhibits, page II-4

6. We note that some of your exhibits have been filed in preliminary form, including the Contribution Agreement, Limited Partnership Agreement, and Omnibus Agreement. Please file all agreements in final form, or, in the alternative, please ensure that the preliminary forms of such agreements comply with Instruction 1 to Item 601 of Regulation S-K.

Legal Opinion, Exhibit 5.1

7. Please revise the legal opinion to address whether purchasers of the securities will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities. See Section II.B.1.b. of Staff Legal Bulletin No. 19.

Tax Opinion, Exhibit 8.1

8. We note the statement that the opinion is based on various facts and assumptions. Please clearly disclose the specific facts and assumptions upon which the opinion is based. Please note, the assumptions and qualifications must be reasonable and may not assume the tax consequences at issue. See Item III.C.3 of Staff Legal Bulletin No. 19.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        David P. Oelman, Esq.